UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           THE SEAGRAM COMPANY LTD.
                 --------------------------------------------
                               (Name of Issuer)

                          COMMON STOCK, NO PAR VALUE
   ------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   811850106
                              -------------------
                                (CUSIP Number)


                               Guillaume Hannezo
                            Chief Financial Officer
                                 Vivendi S.A.
                            42, avenue de Friedland
                             75380 Paris Cedex 08
                                    France
                                33-1-7171-1712
  --------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 JUNE 19, 2000
                       --------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811850106


 1.  Name of Reporting Person:                                     Vivendi S.A.
     I.R.S. Identification Number of
     Above Person:                                                Not applicable

 2.  Check the appropriate Box if a                                  (a)  [  ]
     Member of a
     Group                                                           (b)  [  ]

 3.  SEC Use Only

 4.  Source of Funds:                                                   WC
                                                                        OO
 5.  Check Box if Disclosure of Legal
     Proceedings
     is Required Pursuant to                                           [  ]
     Item 2(d) or 2(e):

 6.  Citizenship or Place of                                          France
     Organization:

Number of Shares Beneficially Owned by
Reporting Person With:

 7.  Sole Voting Power:                                             86,862,212*

 8.  Shared Voting Power:                                              None

 9.  Sole Dispositive Power:                                        86,862,212*

10.  Shared Dispositive Power:                                         None

11.  Aggregate Amount Beneficially
     Owned by Reporting Person:                                     86,862,212*

12.  Check Box if the Aggregate Amount in
     Row (11) Excludes Certain Shares:                                 [  ]

--------

* Vivendi S.A. has the right, subject to certain conditions, to purchase up to 86,862,212 shares of Seagram Common Stock (as defined below) upon the exercise of an option granted to Vivendi S.A. pursuant to an Option Agreement dated as of June 19, 2000, between Vivendi S.A. and The Seagram Company Ltd. This option is not currently exercisable, and until the option becomes exercisable and is exercised, Vivendi S.A. does not have any right to vote (or to direct the voting of) or dispose (or to direct the disposition of) any shares of Seagram Common Stock that may be purchased upon exercise of the option. Accordingly, Vivendi S.A. expressly disclaims beneficial ownership of all shares of Seagram Common Stock that may be purchased upon exercise of the option.

13.  Percent of Class Represented by Amount in
     Row (11):                                                         19.9%
14.  Type of Reporting Person:                                          CO



Item 1.  Security and Issuer.

          This statement on Schedule 13D (this "Statement") relates to the common stock, no par value ("Seagram Common Stock"), of The Seagram Company Ltd., a corporation existing under the laws of Canada ("Seagram"). The address of the principal executive offices of Seagram is 1403 Peel Street, Montreal, Quebec, Canada H3A 1S9.

Item 2.  Identity and Background.

          Vivendi S.A. ("Vivendi") is a corporation existing under the laws of France with its principal office and business at 42, avenue de Friedland, 75380 Paris Cedex 08, France. Vivendi is a company engaged in the communications and environmental services business.

          The attached Schedule I is a list of the directors and executive officers of Vivendi which contains the following information with respect to each such person:

          (a)  name;

          (b)  business address;

          (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

          (d) citizenship.

          During the last five years, neither Vivendi nor, to the best of Vivendi's knowledge, any person named in Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          On June 19, 2000, as an inducement to Vivendi's entering into the Merger Agreement made as of June 19, 2000 among Vivendi, Seagram, Canal Plus S.A. ("Canal"), Sofiee S.A. and 3744531 Canada Inc. (the "Merger Agreement"), Vivendi entered into an Option Agreement (the "Option Agreement") with Seagram and a shareholder voting agreement (the "Voting Agreement") with certain shareholders of Seagram ("the "Shareholders").

          Pursuant to the Option Agreement, Seagram granted to Vivendi an irrevocable option (the "Option") to purchase up to 86,862,212 shares of Seagram Common Stock (subject to adjustment) at a purchase price per share equal to $77.35 (subject to adjustment). The Option may only be exercised upon the happening of certain events, which are outlined in Item 5. The Option is currently not exercisable.

          Pursuant to the Voting Agreement, the Shareholders have agreed that prior to the earlier of the termination of the Merger Agreement and the Effective

Time (as defined in the Merger Agreement) they will, among other things, vote or cause to be voted approximately 24% of the outstanding shares of Seagram Common Stock (i) in favor of the proposed transactions contemplated by the Merger Agreement and (ii) against any action that would impede or discourage such transactions. In addition, each Shareholder agreed not to sell, transfer, gift, assign, pledge, hypothecate, encumber or otherwise dispose of, or grant any proxy or power of attorney with respect to, such shares of Seagram Common Stock at any time prior to the earlier of the termination of the Merger Agreement and the Effective Time, subject to limited exceptions.

          The descriptions of the Option Agreement and the Voting Agreement contained herein are qualified in their entirety by reference to the Option Agreement and the Voting Agreement, which are attached hereto as Exhibits 2 and 3, respectively. For a more detailed description of the Option Agreement, see Item 5.

Item 4.  Purpose of Transaction.

          Pursuant to the Merger Agreement and the plan of arrangement contemplated by the Merger Agreement (the "Plan"), a subsidiary of Vivendi will acquire control of Seagram (the "Merger"). Upon completion of the Plan, each issued and outstanding share of Seagram Common Stock not owned or held by Vivendi will be exchanged for American depositary shares of Vivendi ("Vivendi ADSs") or, at the option of holders of Seagram Common Stock who are Canadian residents, exchangeable shares of a Canadian subsidiary of Vivendi (which are exchangeable into Vivendi ADSs). As a result of the Merger, Seagram will become an indirect subsidiary of Vivendi.

          The Plan is subject to customary closing conditions, including, among other things, the approval of shareholders of Vivendi, Canal and Seagram and certain regulatory approvals. There can be no assurance that the required approvals will be obtained in a timely fashion, if at all, or, in the case of regulatory approvals, if obtained, will not contain certain conditions.

          In connection with the Plan, it is expected that Seagram Common Stock will be delisted from the New York Stock Exchange, Inc. and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

          The description of the Merger Agreement contained herein is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 1.

Item 5.  Interest in Securities of the Issuer.

          Pursuant to the terms of the Option Agreement, Seagram granted Vivendi the Option, which provides for the purchase of up to 86,862,212 shares of Seagram Common Stock (subject to adjustment), representing approximately 19.9% of the shares of Seagram Common Stock, at a purchase price per share equal to $77.35 (subject to adjustment). The Option may be exercised by Vivendi at any time after Vivendi becomes unconditionally entitled to receive, pursuant to the Merger Agreement, the Seagram Fee (as defined in Section 6.3(1) of the Merger Agreement), and the Option is subject to a total proceeds and notional proceeds limitation of $800 million, less any amount paid by Seagram as part of the Seagram Fee. The Option will terminate upon the earliest of (i) the effective time of the Merger, (ii) the date on which the Option is exercised in full and (iii) the date of termination of the Merger Agreement (unless Vivendi has the potential right to receive the Seagram Fee, in which case the Option will not terminate until the later of (x) 30 business days following the date the Seagram Fee becomes unconditionally payable and (y) the expiration of the period in which Vivendi has the potential right to receive the Seagram Fee).

          The Option is not currently exercisable, and until the Option becomes exercisable and is exercised, Vivendi does not have any right to vote (or to direct the vote of) or dispose (or to direct the disposition of) any shares of Seagram Common Stock that may be purchased upon exercise of the Option. Accordingly, Vivendi expressly disclaims beneficial ownership of all such shares.

          The description of the Option Agreement herein is qualified in its entirety by reference to the Option Agreement, which is attached hereto as
Exhibit 2.

          Set forth below is information on shares of Seagram Common Stock beneficially owned by Vivendi's directors and executive officers, including a description of transactions by any directors and executive officers within 60 days of June 19, 2000:

          None.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Koninklijke Philips Electronics N.V. has stated to Vivendi its intention to support the Merger. Except as described in this Item 6 and in Items 3, 4 and 5 of this

Statement, neither Vivendi, nor, to the best knowledge of Vivendi, any person listed in Schedule I, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Seagram, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

          1. Merger Agreement dated as of June 19, 2000, among Vivendi, Seagram, Canal Plus S.A., Sofiee S.A. and 3744531 Canada Inc. (incorporated by reference to Exhibit 2.1 to Seagram's Form 8-K filed on June 26, 2000).

          2. Option Agreement dated as of June 19, 2000, between Vivendi and Seagram (incorporated by reference to Exhibit 99.1 to Seagram's Form 8-K filed on June 26, 2000).

          3. Shareholder Voting Agreement dated as of June 19, 2000, among Vivendi and the shareholders of Seagram party thereto (incorporated by reference to Exhibit 99.2 to Seagram's Form 8-K filed on June 26, 2000).

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 28, 2000

                                   Vivendi S.A.

                                   by: /s/ Guillaume Hannezo
                                       ----------------------------
                                       Name:  Guillaume Hannezo
                                       Title: Chief Financial Officer

                                  SCHEDULE I

                      Name, business address and present
                     principal occupation or employment of
                    the directors and executive officers of
                                 Vivendi S.A.
                        -------------------------------


                                                   Principal Occupation or
Name (Citizenship)       Office                    Employment and Address

Bernard Arnault          Director                  Chairman and Chief Executive
(France)                                           Officer of LVMH
                                                   30, avenue Hoche
                                                   75008 Paris, France

Agnes Audier             Vice President, Strategy  Vice President, Strategy and
(France)                 and Business Development  Business Development
                                                   Vivendi S.A.*

Sylvie d'Arvisenet       Ethical Standards         Ethical Standards
(France)                                           Vivendi S.A.*

Thierry de Beauce        Vice President,           Vice President,
(France)                 International Affairs     International Affairs
                                                   Vivendi S.A.*

Jean-Louis Beffa         Director                  Chairman and Chief Executive
(France)                                           Officer of Compagnie de
                                                    Saint-Gobain
                                                   Les Miroirs, 92096 Paris
                                                    Cedex
                                                   27, France

Daniel Caille            Executive Vice President  Executive Vice President
(France)                                           Vivendi S.A.*

Jean-Francois Colin      Executive Vice President, Executive Vice President,
(France)                 Human Resources           Human Resources
                                                   Vivendi S.A.*

Christine Delavennat     Vice President, Corporate Vice President, Corporate
(France)                 Communication             Communication
                                                   Vivendi S.A.*

Jean-Francois Dubos      Company and Board         Company and Board Secretary
(France)                 Secretary                 Vivendi S.A.*

                                                   Principal Occupation or
Jean-Marc Espalioux      Director                  Chairman of the Executive
(France)                                           Board of Accor
                                                   Tour Maine Montparnasse
                                                   33, avenue du Maine
                                                   75755 Paris Cedex
                                                   15, France

Philippe Foriel-Destezet Director                  President and Directeur
(France)                                           General of AKILA
                                                   52, rue de la
                                                   Bienfaisance
                                                   75008 Paris, France

Jacques Friedmann        Director                  Chairman of the Supervisory
(France)                                           Board of AXA
                                                   80, avenue de Breteuil
                                                   75007 Paris, France

Philippe Germond         Senior Executive Vice     Senior Executive Vice
(France)                 President, Vivendi         President,
                         Environnement             Vivendi Environnement
                                                   42, avenue de Friedland,
                                                    75380
                                                   Paris Cedex 08, France

Guillaume Hannezo        Chief Financial Officer   Chief Financial Officer
(France)                                           Vivendi S.A.*

Esther Koplowitz         Director                  Director of Fomento de
(Spain)                                            Construcciones y Contratas
                                                   Torre Picasso
                                                   Plaza Pablo Ruiz Picasso
                                                   28020 Madrid, Spain

Henri Lachmann           Director                  Chairman and Chief Executive
(France)                                           Officer of Schneider Electric
                                                   43-45, boulevard
                                                   F. Roosevelt, 92500
                                                   Rueil-Malmaison, France

Eric Licoys              Director                  Chairman and Chief Executive
(France)                                           Officer of Havas
                                                   31, rue du Colisee
                                                   75008 Paris, France

Jean-Marie Messier       Chairman and Chief        Chairman and Chief Executive
(France)                 Executive Officer         Officer
                                                   Vivendi S.A.*

                                                   Principal Occupation or
Thomas Middelhoff        Director                  Chairman of Bertelsmann
(Germany)                                          Carl Bertelsmann Strasse
                                                   270-D, 33311 Gutersloh,
                                                    Germany

Simon Murray             Director                  Chairman of Simon Murray and
(U.K)                                              Co.
                                                   Princes House-2nd Floor
                                                   38, Jermyn Street
                                                   London SW1Y 6DT

Henri Proglio            Senior Executive Vice     Senior Executive Vice
(France)                 President, Vivendi         President of
                         Communications            Vivendi Communications
                                                   42, avenue de Friedland,
                                                    75380
                                                   Paris, Cedex 08, France

Serge Tchuruk            Director                  Chief Executive Officer of
(France)                                            Alcatel
                                                   54, rue de la Boetie
                                                   75008 Paris, France

Rene Thomas              Director                  Honorary Chairman and
(France)                                            Director
                                                   of Banque Nationale de Paris
                                                   16, boulevard des Italiens
                                                   75009 Paris, France

Marc Vienot              Director                  Honorary Chairman and
(France)                                            Director
                                                   of Societe Generale
                                                   Tour Societe Generale
                                                   92972 Paris La Defense
                                                   Cedex, France

---------------

* The business address of Vivendi S.A. is 42, avenue de Friedland, 75380 Paris Cedex 08, France.


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